

Dana Holding Corporation
6201 Trust Drive
Holland, Ohio 43528
www.dana.com

July 19, 2011

<u>**VIA EMAIL**</u>
Craig Olinger
Deputy Chief Accountant
Office of the Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Dana Holding Corporation
    Commission File Number 1-01063

Dear Mr. Olinger:

The purpose of this letter is to request that the Staff of the Division of Corporation
Finance of the Securities and Exchange Commission waive the requirement for Dana
Holding Corporation (Company) to provide, pursuant to Rule 3-09 of Regulation S-X,
separate financial statements for its 49% owned investee, GETRAG Corporation
(Getrag), in the Company's Annual Report on Form 10-K for the fiscal year ended
December 31, 2010 (2010 Form 10-K) and the Company's registration statements
currently on file or to be filed under the Securities Act of 1933, as amended. The
Company respectfully submits that this relief is appropriate based on the facts and
mitigating circumstances described below. (Note – this letter has been revised to reflect
discussions with the staff on July 18, 2011 and to include additional developments since
July 1, 2011, the date of our original letter. Accordingly, this letter supersedes our letter
of July 1, 2011.)

In accordance with Rule 3-09 the Company assessed its requirement to provide separate
financial statements of 50% or less owned investees during the preparation of its 2010
Form 10-K and concluded that the threshold (substituting 20% for the 10% threshold
referenced in such rule) set forth in Rule 1-02(w)(3) had not been exceeded with respect
to Getrag for fiscal 2010. Subsequently in June 2011 while assessing the requirements
under Rule 3-05 related to an impending increase in its investment in Dongfeng Dana
Axle Co., Ltd. (DDAC) from 4% to 50%, the Company identified an error in its
application of Rule 1-02(w)(3) in the assessment that was made with respect to Getrag
in conjunction with the preparation of its 2010 Form 10-K. We neglected to adjust the
Company's consolidated pre-tax earnings (the denominator for significance
measurement) for noncontrolling interests. As a result of not removing the earnings
attributable to noncontrolling interests, the Company's share of Getrag's pre-tax
earnings was calculated at 17.4% rather than 20.4% of the Company's consolidated pre-

tax earnings, and it caused the Company to improperly conclude that separate financial statements were not required to be filed for Getrag.

While the Company acknowledges the technical application error disclosed above, we do not believe our investment in Getrag is significant within the spirit of Rule 3-09. The Company's share of Getrag's earnings was less than 1% of the Company's consolidated results in 2008 and 2009. As of December 31, 2010, the Company's investment in Getrag and its proportionate share of Getrag's total assets was 1.0% and 2.2% of the Company's total assets, respectively. For the year ended December 31, 2010, the Company's proportionate share of Getrag's revenue was 3.1% of the Company's total revenue. Getrag's significance in 2010 as calculated in compliance with Rule 1-02(w)(3) is more a result of the Company's return to profitability following its emergence from bankruptcy in early 2008 and the economic downturn in 2008 and 2009 which adversely affected the Company's automotive and other markets. Under new leadership, the Company undertook several actions to improve the structural profitability. The net benefits of these profit improvement initiatives began to be realized in 2010 – with the Company "crossing over" from pre-tax losses to pre-tax earnings in 2010.

Based on the Company's 2011 year-to-date operating results and its current projections for the balance of 2011, the Company does not anticipate that Getrag will be considered significant under Rule 3-09 as of and for the year ended December 31, 2011. For the first six months of 2011, the Company's share of Getrag's earnings was 7.3% of the Company's consolidated earnings as derived pursuant to Rule 1-02(w)(3), and based on the Company's and Getrag's current full year projections for 2011, we expect the Company's share of Getrag's earnings will be less than 5% of the Company's consolidated earnings. The Company's investment in Getrag and its proportionate share of Getrag's total assets will continue to be well below 20% of the Company's total assets in 2011.

In addition, the Company increased its investment in DDAC from 4% to 50% on June 30, 2011 and, in accordance with ASC 323-10-35-33, the Company retroactively adjusted its results of operations for 2010 to reflect its 4% investment in DDAC on the equity method. As a result, when the Company now applies Rule 3-09 in 2011 to its 50% or less owned investees as of and for the year ended December 31, 2010, the Company's share of Getrag's earnings is 19.8% of the Company's consolidated earnings and, as such, no longer exceeds 20% of the condition set forth in Rule 1-02(w)(3). Given the preceding circumstances, the Company will not be required to file separate financial statements of Getrag for fiscal 2009 and 2010 in the Company's 2011 Form 10-K.

The Company is currently in discussions with the majority owner of Getrag who has expressed interest in purchasing the Company's ownership interest in Getrag. The parties have reached preliminary agreement on the terms of such transaction, and we are submitting the transaction to the Company's Board of Directors for approval on July 27, 2011. Given the economics of the transaction and Getrag no longer being of strategic importance to the Company, we fully expect our Board to approve the sale of our interest in Getrag. Accordingly, there is presently a high likelihood that the Company will soon divest its investment in Getrag and shift the focus to providing disclosures that exclude the impacts of Getrag.

Although Getrag currently prepares audited financial statements, such statements have been prepared for private company use. The scope of the additional activity required of Getrag's management to address the additional disclosures and of its independent auditors to update their report is uncertain to us.

As the requirement to provide separate financial statements for Getrag for fiscal 2010 appears to be a non-recurring anomaly, and is arguably obviated by converting our 4% interest in DDAC to the equity basis, the Company believes that separate 2010 Getrag financials are not material to investors' understanding of the Company's financial position or results of operations, notwithstanding the literal requirements of Rule 1-02(w)(3). Based on the foregoing, the Company respectfully requests that the Staff waive the financial statement requirements contained in Rule 3-09 to permit the Company to exclude the financial statements of Getrag for fiscal 2010 and avoid an amendment of the Company's 2010 Form 10-K and the Company's Securities Act registration statements.

If you have any questions regarding this request, please call me at 419-866-2592.

Very truly yours,

Rodney R. Filcek
Vice President Finance and
 Chief Accounting Officer